                     [LETTERHEAD OF CHEYENNE SOFTWARE, INC.]

                                                   October 11, 1996

Dear Stockholder:

               I am pleased to report that on October 7, 1996, Cheyenne Software, Inc. ("Cheyenne") entered into a merger agreement with Computer Associates International, Inc. ("CA") and one of its subsidiaries that provides for the acquisition of Cheyenne by CA at a price of $30.50 per share in cash. Under the terms of the proposed transaction, a CA subsidiary has made a tender offer for all outstanding shares of Cheyenne common stock at $30.50 per share in cash.

               Your Board of Directors has unanimously approved the merger agreement and the CA offer, and has determined that the terms of the offer and the merger are fair to and in the best interests of Cheyenne stockholders. Accordingly, the Board of Directors unanimously recommends that all Cheyenne stockholders accept the CA offer and tender their shares to CA.

               In arriving at its recommendations, the Board of Directors gave careful consideration to a number of factors. These factors included the opinion of Lazard Freres & Co. LLC, financial advisor to Cheyenne, that the cash consideration of $30.50 per share to be received by the stockholders pursuant to the CA offer and the merger is fair to Cheyenne stockholders from a financial point of view.

               Following the successful completion of the tender offer, upon approval by stockholder vote, if required, the CA subsidiary will be merged with and into Cheyenne, and all shares not purchased in the tender offer will be converted into the right to receive $30.50 per share in cash in the merger.

               Accompanying this letter is a copy of the Company's Solicitation/Recommendation Statement on Schedule 14D-9. Also enclosed is the Offer to Purchase and related materials, including a Letter of Transmittal for use in tendering shares. We urge you to read the enclosed materials carefully.

               In light of the proposed transaction with CA, Cheyenne's annual meeting of stockholders scheduled for December 1996 will be postponed pending completion of the tender offer and the merger. The management and directors of Cheyenne thank you for the support you have given the company.

               On behalf of the Board of Directors,

                                            Sincerely,
                                            /s/ ReiJane Huai
                                            ReiJane Huai
                                            Chairman of the Board, President and
                                            Chief Executive Officer

                                TABLE OF CONTENTS

1.  Solicitation/Recommendation Statement on Schedule 14D-9

2.  Annex A:   Information Statement Pursuant to Section 14(f) of the Securities
               Exchange Act of 1934

3.  Annex B:   Opinion of Lazard Freres & Co. LLC, dated October 7, 1996

--------------------------------------------------------------------------------


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 14D-9

                      Solicitation/Recommendation Statement
                       Pursuant to Section 14(d)(4) of the
                         Securities Exchange Act of 1934

                             CHEYENNE SOFTWARE, INC.

                            (Name of Subject Company)

                             CHEYENNE SOFTWARE, INC.

                        (Name of Person Filing Statement)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE

           (INCLUDING THE ASSOCIATED PREFERRED SHARE PURCHASE RIGHTS)

                         (Title of Class of Securities)

                                    16688810

                      (CUSIP Number of Class of Securities)

                                MICHAEL B. ADLER
                               VICE PRESIDENT AND
                                 GENERAL COUNSEL
                             CHEYENNE SOFTWARE, INC.
                               3 EXPRESSWAY PLAZA
                         ROSLYN HEIGHTS, NEW YORK 11577
                                 (516) 465-4000

                  (Name, address and telephone number of person
                 authorized to receive notice and communications
                    on behalf of the person filing statement)

                                    COPY TO:

                                 BARRY A. BRYER
                         WACHTELL, LIPTON, ROSEN & KATZ
                               51 WEST 52ND STREET
                          NEW YORK, NEW YORK 10019-6150
                                 (212) 403-1000


--------------------------------------------------------------------------------

ITEM 1. SECURITY AND SUBJECT COMPANY.

               The name of the subject company is Cheyenne Software, Inc., a Delaware corporation (the "Company"), and the address of the principal executive offices of the Company is 3 Expressway Plaza, Roslyn Heights, New York 11577. The title of the class of equity securities to which this statement relates is the Company's common stock, par value $.01 per share (the "Common Stock"). Unless the context otherwise requires, as used herein, the term "Shares" shall mean shares of the Common Stock and the associated preferred share purchase rights (the "Rights") issued pursuant to the Rights Agreement, dated as of April 15, 1996 (the "Rights Agreement"), between the Company and Continental Stock Transfer & Trust Company, as Rights Agent.

ITEM 2. TENDER OFFER OF THE BIDDER.

               This statement relates to the tender offer (the "Offer") described in the Tender Offer Statement on Schedule 14D-1 dated October 11, 1996 (as amended or supplemented, the "Schedule 14D-1"), filed by Tse-tsehese-staestse, Inc., a Delaware corporation (the "Purchaser"), which is a wholly owned subsidiary of Computer Associates International, Inc., a Delaware corporation ("CA"), with the Securities and Exchange Commission (the "Commission") relating to an offer by the Purchaser to purchase all the issued and outstanding Shares at a price of $30.50 per Share, net to the seller in cash, without interest thereon (the "Offer Price"), upon the terms and subject to the conditions set forth in the Purchaser's Offer to Purchase dated October 11, 1996, as amended or supplemented, and the related Letter of Transmittal (which together constitute the "Offer Documents"). The Offer Documents indicate that the principal executive offices of the Purchaser and CA are located at One Computer Associates Plaza, Islandia, New York 11788-7000.

               The Offer is being made pursuant to the Agreement and Plan of Merger dated as of October 7, 1996 (the "Merger Agreement"), among the Company, CA and the Purchaser. A copy of the Merger Agreement is filed as Exhibit 1 to this Solicitation/Recommendation Statement on Schedule 14D-9 (this "Schedule 14D-9") and is incorporated herein by reference in its entirety. Pursuant to the Merger Agreement, following the consummation of the Offer, upon the earlier of November 30, 1996 or the satisfaction or waiver of certain conditions, the Purchaser will be merged with and into the Company (the "Merger"), with the Company continuing as the surviving corporation (the "Surviving Corporation"). In the Merger, each Share outstanding immediately prior to the effective time of the Merger (other than Shares held in the treasury of the Company, Shares owned by CA, the Purchaser or any other subsidiary of CA, or Shares held by stockholders who properly exercise their dissenters' rights under the Delaware General Corporation Law ("Delaware Law")) will, by virtue of the Merger and without any action by the holder thereof, be converted into the right to receive $30.50 per Share (or any higher price paid per Share in the Offer), net to the seller in cash, without interest thereon (the "Merger Consideration"), upon the surrender of the certificate formerly representing such Share. The Merger Agreement is summarized in Item 3 of this Schedule 14D-9.

ITEM 3. IDENTITY AND BACKGROUND.

               (a) The name and address of the Company, which is the person filing this Schedule 14D-9, are set forth in Item 1 above. Unless the context otherwise requires, references to the Company in this Schedule 14D-9 are to the "Company" and its direct and indirect subsidiaries, viewed as a single entity.

               (b) Certain contracts, agreements, arrangements or understandings between the Company or its affiliates and certain of its executive officers, directors or affiliates are described in Annex A attached to this Schedule 14D-9 and incorporated herein by reference.

               Except as described or incorporated by reference herein, to the knowledge of the Company, as of the date hereof, there exists no material contract, agreement, arrangement or understanding and no actual or potential conflict of interest between the Company or its affiliates and (i) the Company's executive officers, directors or affiliates or (ii) CA or its executive officers, directors or affiliates.

PRIOR RELATIONSHIP WITH CA

               The Company has entered into agreements from time to time in the ordinary course of business with CA and certain of its subsidiaries, none of which the Company believes to be material to this transaction. See Item 4, "The Solicitation or Recommendation -- (b) Background of the Offer; Reasons for the Recommendation -- Background" for a description of such agreements.

MERGER AGREEMENT

               The following summary of the Merger Agreement is qualified in its entirety by reference to the Merger Agreement, a copy of which is filed as
Exhibit 1 to this Schedule 14D-9 and is incorporated herein by reference. The Merger Agreement should be read in its entirety for a more complete description of the matters summarized below.

               The Offer. The Merger Agreement provides for the making of the Offer. The obligation of the Purchaser to accept for payment or pay for Shares is subject to the satisfaction of the condition that there shall be validly tendered in accordance with the terms of the Offer prior to the expiration date of the Offer and not withdrawn a number of Shares which, together with the Shares then owned by CA and the Purchaser, represents at least a majority of the total number of outstanding Shares, assuming the exercise of all outstanding options, rights and convertible securities (if any) and the issuance of all Shares that the Company is obligated to issue (such total number of outstanding Shares being hereinafter referred to as the "Fully Diluted Shares") (the "Minimum Condition") and certain other conditions that are described below. Pursuant to the Merger Agreement, CA and the Purchaser expressly reserve the right to waive the conditions to the Offer and to make any change in the terms or conditions of the Offer; provided that, without the written consent of the Company, no change may be made which changes the form of consideration to be paid, decreases the price per Share or the number of Shares being sought in the Offer, imposes conditions to the Offer in addition to those set forth in the Merger Agreement, changes or waives the Minimum Condition, extends the Offer (except as set forth in the Merger

Agreement), or makes any other change to any condition to the Offer set forth in the Merger Agreement which is adverse to the holders of Shares.

               In addition, subject to CA's or the Company's ability to terminate the Merger Agreement under certain circumstances, if the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), shall not have expired or been terminated as of the date the Offer would otherwise have expired, the Purchaser has agreed, pursuant to the Merger Agreement, to extend the Offer from time to time until the earlier of (x) the date that is 30 days after the first scheduled Expiration Date and
(y) the date that such waiting period has expired or been terminated.

               Conditions of the Offer. Notwithstanding any other provision of the Offer, CA and the Purchaser shall not be required to accept for payment or pay for any Shares, and may terminate the Offer, if (i) by the expiration of the Offer, the Minimum Condition shall not have been satisfied, (ii) by the expiration of the Offer, the applicable waiting period under the HSR Act shall not have expired or been terminated, or (iii) at any time on or after October 7, 1996 and prior to the acceptance for payment of Shares, any of the following conditions exist:

               (a) there shall be instituted or pending any action or proceeding by any Governmental Entity (as defined below) or by any other person, domestic or foreign, before any Governmental Entity or arbitrator, (i) challenging or seeking to make illegal, to delay materially or otherwise directly or indirectly to restrain or prohibit the making of the Offer, the acceptance for payment of or payment for some of or all the Shares by CA or the Purchaser or the consummation by CA or the Purchaser of the Merger, seeking to obtain material damages or otherwise directly or indirectly relating to the transactions contemplated by the Merger Agreement, the Offer or the Merger, (ii) seeking to restrain or prohibit CA's or the Purchaser's ownership or operation (or that of their respective subsidiaries or affiliates) of all or any material portion of the business or assets of the Company and its subsidiaries, taken as a whole, or of CA and its subsidiaries, taken as a whole, or to compel CA or any of its subsidiaries or affiliates to dispose of or hold separate all or any material portion of the business or assets of the Company and its subsidiaries, taken as a whole, or of CA and its subsidiaries, taken as a whole, (iii) seeking to impose material limitations on the ability of CA or any of its subsidiaries or affiliates effectively to exercise full rights of ownership of the Shares, including, without limitation, the right to vote any Shares acquired or owned by CA or any of its subsidiaries or affiliates on all matters properly presented to the Company's stockholders, (iv) seeking to require divestiture by CA or any of its subsidiaries or affiliates of any Shares, or (v) that otherwise, in the judgment of CA, is likely to materially adversely affect the business, financial condition or results of operations of the Company and its subsidiaries, taken as a whole, or CA and its subsidiaries, taken as a whole; provided that, in the case of any instituted or pending action or proceeding described in this paragraph (a) above by a person other than a Governmental Entity, there is a substantial probability of a determination material and adverse to CA or any of its subsidiaries or the Company or any of its subsidiaries in such action or proceeding; or

               (b) there shall be any action taken, or any statute, rule, regulation, injunction, order or decree proposed, enacted, enforced, promulgated, issued or deemed applicable to the Merger Agreement, the Offer or the Merger, by any Governmental Entity or arbitrator other than the application of the waiting period provisions of the HSR Act to the Merger Agreement, the Offer or the Merger, that, in the judgment of CA, is likely, directly or indirectly, to result in any of the consequences referred to in clauses (i) through (v) of paragraph (a) above; or

               (c) any change shall have occurred or been threatened (or any development shall have occurred or been threatened involving a prospective change) in the business, financial condition or results of operations of the Company or any of its subsidiaries that, in the reasonable judgment of CA, is or is likely to have a Material Adverse Effect (as defined below); or

               (d) there shall have occurred (i) any general suspension of trading in, or limitation on prices for, securities on the New York Stock Exchange, Inc. or on the American Stock Exchange, Inc. (ii) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, (iii) any material limitation (whether or not mandatory) by any Governmental Entity on the extension of credit by banks or other lending institutions, (iv) a commencement of a war or armed hostilities or other national or international calamity directly or indirectly involving the United States which would reasonably be expected to have a Material Adverse Effect or prevent (or materially delay) the consummation of the Offer or (v) in the case of any of the foregoing existing at the time of commencement of the Offer, a material acceleration or worsening thereof; or

               (e) any Consent (as defined below) (other than the filing of a certificate of merger or approval by the stockholders of the Company of the Merger (if required by Delaware Law)) required to be filed, occurred or been obtained by the Company or any of its subsidiaries or CA or any of its subsidiaries (including the Purchaser) in connection with the execution and delivery of the Merger Agreement, the Offer and the consummation of the transactions contemplated by the Merger Agreement shall not have been filed, occurred or been obtained (other than any such Consents the failure to file, occur or obtain in the aggregate, could not reasonably be expected to (1) have a Material Adverse Effect or (2) prevent or materially delay the consummation of the Offer or the Merger); or

               (f) the Company shall have breached or failed to perform in any material respect any of its covenants or agreements under the Merger Agreement, or any of the representations and warranties of the Company set forth in the Merger Agreement that is qualified as to materiality shall not be true when made or at any time prior to consummation of the Offer as if made at and as of such time, or any of the representations and warranties set forth in the Merger Agreement that is not so qualified shall not be true in any material respect when made or at any time prior to the consummation of the Offer as if made at and as of such time; or

               (g) the Merger Agreement shall have been terminated in accordance with its terms; or

               (h) the Board of Directors of the Company (or any special committee thereof) shall have withdrawn or materially modified its approval or recommendation of the Offer, the Merger or the Merger Agreement; or

               (i) the Company shall have entered into, or shall have publicly announced its intention to enter into, an agreement or agreement in principle with respect to any Acquisition Proposal (as defined below);

which, in the sole judgment of CA in any such case, and regardless of the circumstances (including any action or omission by CA or the Purchaser) giving rise to any such condition, makes it inadvisable to proceed with such acceptance for payment or payment. The term "Material Adverse Effect" means a material adverse effect on the financial condition, business or results of operations of the Company and its subsidiaries taken as a whole, except that occurrences due solely to a disruption of the Company's or its subsidiary's businesses solely as a result of the announcement of the execution of the Merger Agreement and the transactions proposed to be consummated by the Merger Agreement shall be excluded from consideration for purposes of the effect of an action or inaction on the Company and its subsidiaries taken as a whole.

               The foregoing conditions are for the sole benefit of CA and the Purchaser and may be asserted by CA in its sole discretion regardless of the circumstances (including any action or omission by CA or the Purchaser) giving rise to any such condition or (other than the Minimum Condition) may be waived by CA and the Purchaser in their sole discretion in whole at any time or in part from time to time. The failure by CA or the Purchaser at any time to exercise its rights under any of the foregoing conditions shall not be deemed a waiver of any such right; the waiver of any such right with respect to particular facts and circumstances shall not be deemed a waiver with respect to any other facts and circumstances, and each such right shall be deemed an ongoing right which may be asserted at any time or from time to time. Any determination by CA concerning the events described in the foregoing conditions will be final and binding upon all parties to the Merger Agreement.

               Consideration to be Paid in the Merger. The Merger Agreement provides that, following the purchase of Shares pursuant to the Offer and upon the terms (but subject to the conditions) set forth in the Merger Agreement, the Purchaser will be merged with and into the Company, with the Company continuing as the Surviving Corporation. In the Merger, each outstanding Share not held by CA, the Purchaser or any subsidiary of either of them or by the Company as treasury stock (and other than Shares as to which appraisal rights have been exercised pursuant to Section 262 of the Delaware Law) will be converted into the right to receive $30.50 in cash or any higher price paid for each Share in the Offer, without interest. Each share of common stock of the Purchaser issued and outstanding immediately prior to the time of the Merger will be converted into and become one share of common stock of the Surviving Corporation, which will thereupon become a wholly owned subsidiary of CA. The Merger Agreement provides that (i) the closing of the Merger shall take place, after consummation of the Offer, on the later of (a) November 30, 1996, provided that as of such date the conditions to the Merger set forth in the Merger Agreement shall be fulfilled or waived and (b) the first business day on which all of the conditions to the Merger set forth in the Merger Agreement shall be fulfilled or waived, and (ii) as soon as practicable following the closing of the Merger, the Company and the Purchaser will file a certificate of merger with the Secretary of State of the State of Delaware and make all other filings or recordings required by Delaware Law in connection with the Merger. The Merger shall become effective at such time as the certificate of merger is duly filed with the Secretary of State of the State of Delaware, or, with the consent of the Independent Director referred to below, at such later time as is specified in the certificate of merger (the "Effective Time").

               Board Representation. The Merger Agreement provides that, effective upon acceptance for payment by the Purchaser of such number of Shares which satisfies the

Minimum Condition, CA shall be entitled to designate the number of directors, rounded up to the nearest whole number, on the Company's Board of Directors that equals the product of (i) the total number of directors on the Company's Board of Directors and (ii) the percentage that the number of Shares owned by CA or the Purchaser (including Shares accepted for payment) bears to the total number of Shares outstanding. The Company has agreed that it will take all action necessary to cause CA's designees to be elected or appointed to the Company's Board of Directors, including increasing the number of directors or seeking and accepting resignations of incumbent directors or both; provided that, prior to the Effective Time, the Company's Board of Directors shall always have one member who is neither a designee nor an affiliate of CA or the Purchaser nor an employee of the Company (an "Independent Director"). No action proposed to be taken by the Company to amend or terminate the Merger Agreement or waive any action by CA or the Purchaser shall be effective without the approval of the Independent Director.

               The Merger Agreement provides that, from and after the Effective Time, the directors and officers of the Purchaser at the Effective Time will be the initial directors and officers of the Surviving Corporation, each to hold office until his or her respective successors are duly elected and qualified. Pursuant to the Merger Agreement, the Certificate of Incorporation (except for a change in the name of the corporation) and the By-Laws of the Purchaser, as in effect immediately prior to the Effective Time, will be the Certificate of Incorporation and By-Laws of the Surviving Corporation.

               Stockholder Meeting. The Merger Agreement provides that, if required by applicable law, the Company will call a meeting of its stockholders to be held as soon as reasonably practicable for the purpose of voting on the approval and adoption of the Merger Agreement and the Merger. Under the Merger Agreement, at any such meeting, CA has agreed to make a quorum and to vote all Shares acquired in the Offer or otherwise beneficially owned by it in favor of adoption of the Merger Agreement.

               If the Minimum Condition is satisfied pursuant to the Offer, the Purchaser will hold at least a majority of the outstanding Shares on a Fully Diluted Basis and will be able to assure that the requisite number of affirmative votes in favor of approval and adoption of the Merger Agreement will be received, even if no other Stockholder votes in favor thereof. If the Purchaser obtains at least 90% of the outstanding Shares, it may effect the Merger without any notice to and without the authorization of the stockholders of the Company pursuant to the "short-form" merger provisions of Delaware Law.

               Representations and Warranties. The Merger Agreement contains various representations and warranties of the parties thereto. These include representations and warranties of the Company with respect to corporate existence and power, corporate authorization, governmental authorization, non-contravention, capitalization, subsidiaries, Commission filings, financial statements, absence of certain changes, undisclosed liabilities, litigation, taxes, employee benefits, brokers, compliance with laws, contracts and debt instruments, intellectual property and technology and other matters.

               CA and the Purchaser have also made certain representations and warranties with respect to corporate existence and power, corporate authorization, governmental authorization, non-contravention, brokers, financing and other matters.

               Conduct of Business Pending the Merger. The Company has agreed that, during the period from the date of the Merger Agreement to the Effective Time, the Company will, and will cause its subsidiaries to, carry on their respective businesses in the ordinary course in substantially the same manner as theretofore conducted and, to the extent consistent therewith, use all reasonable efforts to preserve intact their current business organizations, keep available the services of their current officers and employees and preserve their relationships with customers, suppliers, licensors, licensees, distributors and others having business dealings with them. The Company has further agreed that, during the period from the date of the Merger Agreement to the Effective Time, the Company will not, and will not permit any of its subsidiaries to, without the prior written approval of CA, (i)(a) declare, set aside or pay any dividends on, or make any other distributions in respect of, any of its capital stock, other than dividends and distributions by any direct or indirect wholly owned subsidiary of the Company to its parent, (b) split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock or (c) purchase, redeem or otherwise acquire any shares of capital stock of the Company or any of its subsidiaries or any other securities thereof or any rights, warrants or options to acquire any such shares or other securities (other than in connection with the exercise of outstanding company stock options); (ii) issue, deliver, sell, pledge or otherwise encumber any shares of its capital stock, any other voting securities or any securities convertible into, or any rights, warrants or options to acquire, any such shares, voting securities or convertible securities (other than the issuance of Shares upon the exercise of company stock options outstanding on the date of the Merger Agreement in accordance with their terms on such date); (iii) amend its certificate of incorporation, by-laws or other comparable charter or organizational documents; (iv) (a) mortgage or otherwise encumber or, subject to any lien any of the Company's intellectual property or any other material properties or assets, (b) except in the ordinary course of business consistent with past practice and pursuant to existing contracts or commitments, sell, lease, transfer or otherwise dispose of any of the Company's intellectual property or any other material properties or assets or (c) except in the ordinary course of business consistent with past practice or pursuant to existing contracts or commitments, license any of the Company's intellectual property; (v) make or agree to make any new capital expenditures individually in excess of $250,000; (vi) make any material tax election (unless required by law) or settle or compromise any material income tax liability; (vii) pay, discharge or satisfy any claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge or satisfaction, in the ordinary course of business consistent with past practice and in accordance with their terms, of (i) liabilities reflected or reserved against in, or contemplated by, the most recent consolidated financial statements (or the notes thereto) of the Company included in the documents filed with the Commission or (ii) liabilities incurred in the ordinary course of business consistent with past practice, or, subject to the fiduciary duties of the Board of Directors of the Company as advised in writing by counsel to the Company, waive the benefits of, or agree to modify in any manner, any confidentiality, standstill or similar agreement to which the Company or any of its subsidiaries is a party; (viii) commence a lawsuit other than (a) for the routine collection of bills, (b) to enforce the Merger Agreement or (c) in such cases where the Company in good faith determines that the failure to commence suit would result in a material impairment of a valuable aspect of the Company's business, provided that the Company consults with CA prior to filing such suit;
(ix) (a) enter into or amend any employment agreement, (b) enter into any customer sale or license agreement with non-standard terms or at discounts from list prices from that typically granted to similarly situated customers in accordance with past practice; provided that such action with respect to a customer sale or license agreement that is immaterial in amount and term will not be deemed to violate this provision if the Company has (1) used its best efforts to ensure compliance with this provision and (2) taken prompt corrective action in the event of a violation sufficient to ensure that no similar violation will occur in the future, (c) pay commissions to sales employees except pursuant to quarterly draws consistent with past practice or on the basis of executed customer contracts with respect to products actually delivered to customers, (d) without the consent of CA which shall not be unreasonably withheld or delayed, enter into any contracts or series of related contracts in excess of $500,000 for any contract or $1,000,000 for any series of related contracts, (e) enter into or amend any agreement or arrangement for professional services or advice except in the ordinary course of business consistent with past practice, (f) enter into or amend any customer agreements providing for product replacements except in the ordinary course of business consistent with past practice or (g) make any determination as to amounts payable under any plan, arrangement or agreement, providing for discretionary incentive compensation or bonus to any officer, director, employee or independent contractor of the Company or any of its subsidiaries; (x) hire additional employees except in accordance with existing budgets; provided that the aggregate number of employees of the Company and its subsidiaries shall not be increased by more than eight percent per quarter over the number of employees on the date of the Merger Agreement; (xi) authorize any of, or commit or agree to take any of, the foregoing actions; or (xii) (a) take or agree or commit to take any action that would make any representation or warranty of the Company under the Merger Agreement inaccurate in any respect at, or as of any time prior to, the Effective Time or (b) omit or agree or commit to omit to take any action necessary to prevent any such representation or warranty from being inaccurate in any respect at any such time.

               The Company has agreed to give CA and its representatives access (during normal business hours and upon reasonable notice) to the offices, properties, books and records, of the Company and its subsidiaries, and to furnish CA and its representatives with such other information concerning its business, properties and personnel as such persons may reasonably request.

               Pursuant to the Merger Agreement, each of CA and the Company has agreed to (i) promptly make or cause to be made the filings required of such party or any of its subsidiaries under the HSR Act with respect to the transactions contemplated by the Merger Agreement, (ii) comply at the earliest practicable date with any request under the HSR Act for additional information, documents, or other material received by such party or any of its subsidiaries from any Governmental Entity in respect of such filings or such transactions, and (iii) cooperate with the other party in connection with any such filing and in connection with resolving any investigation or other inquiry of any such agency or other Governmental Entity under any Antitrust Laws (as defined below) with respect to any such filing or any such transaction. Each of CA and the Company has agreed, pursuant to the Merger Agreement, to promptly inform the other of any communication with, and any proposed understanding, undertaking, or agreement with, any Governmental Entity regarding any such filings or any such transaction. The Merger Agreement prohibits both CA and the Company from participating in any meeting with any Governmental Entity in respect of any such filings, investigation, or other inquiry without giving the other notice of the meeting and, to the extent permitted by such Governmental Entity, the opportunity to attend and participate.

               Each of CA and the Company has agreed, pursuant to the Merger Agreement, to use all reasonable efforts to resolve such objections, if any, as may be asserted by any Governmental Entity with respect to the transactions contemplated by the Merger Agreement under the HSR Act, the Sherman Act, as amended, the Clayton Act, as amended, the Federal Trade Commission Act, as amended, and any other Federal, state or foreign statutes, rules, regulations, orders or decrees that are designed to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade (collectively, "Antitrust Laws"). In connection therewith, if any administrative or judicial action or proceeding is instituted (or threatened to be instituted) challenging any transaction contemplated by the Merger Agreement as violative of any Antitrust Law, and, if by mutual agreement, CA and the Company decide that litigation is in their best interests, each of CA and the Company have agreed, pursuant to the Merger Agreement, to cooperate and use all reasonable efforts vigorously to contest and resist any such action or proceeding and to have vacated, lifted, reversed, or overturned any decree, judgment, injunction or other order, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents, or restricts consummation of the Merger or any such other transactions. Pursuant to the Merger Agreement, each of CA and the Company have agreed to use all reasonable efforts to take such action as may be required to cause the expiration of the notice periods under the HSR Act or other Antitrust Laws with respect to such transactions as promptly as possible after the execution of the Merger Agreement.

               Subject to the fiduciary duties of the Board of Directors of the Company as advised in writing by counsel to the Company, each of CA and the Company has agreed, pursuant to the Merger Agreement, to use all reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the Offer, the Merger, and the other transactions contemplated by the Merger Agreement.

               Notwithstanding the foregoing, the Merger Agreement provides that
(i) neither CA nor any of its subsidiaries shall be required to divest any of their respective businesses, product lines or assets, (ii) neither CA nor any of its subsidiaries shall be required to take or agree to take any other action or agree to any limitation that could reasonably be expected to have a material adverse effect on the business, assets, financial condition, results of operations or prospects of CA and its subsidiaries taken as a whole or of CA combined with the Surviving Corporation after the Effective Time, (iii) neither the Company nor its subsidiaries shall be required to divest any of their respective businesses, product lines or assets, or to take or agree to take any other action or agree to any limitation that could reasonably be expected to have a Material Adverse Effect, (iv) no party shall be required to agree to the imposition of, or to comply with, any condition, obligation or restriction on CA or any of its subsidiaries or on the Surviving Corporation or any of its subsidiaries of the type described in paragraph (a) or (b) under "--Conditions of the Offer" above and (v) neither CA nor the Purchaser shall be required to waive any of the conditions to the Offer or any of the conditions to the Merger.

               Agreements with respect to Employee Matters. CA has agreed in the Merger Agreement to honor in accordance with their terms all of the Company's employee benefit plans (including employment agreements) previously delivered to CA and all accrued benefits vested thereunder; provided that nothing in the Merger Agreement shall prevent CA from terminating any such benefit plan in accordance with its terms. CA has also agreed to provide employees of the Company and its subsidiaries retained by CA with employee benefits in the aggregate no less favorable than those benefits provided to CA's similarly situated employees; provided that CA shall be under no obligation to retain any employee or group of employees of the Company or its subsidiaries.

               Pursuant to the Merger Agreement, at the Effective Time, each of the then outstanding Company Options (as defined below) shall by virtue of the Merger, and without any further action on the part of any holder thereof, become fully exercisable and vested and be assumed by CA and converted into an option to purchase that number of shares of common stock, par value $.10 per share ("CA Common Stock"), of CA determined by multiplying the number of Shares subject to such Company Option at the Effective Time by the quotient obtained by dividing
(x) $30.50 by (y) the average closing price of CA Common Stock on the New York Stock Exchange Composite Tape for the 20 consecutive trading days immediately prior to the Effective Time (such quotient, the "Conversion Number"), at an exercise price per share of CA Common Stock equal to the quotient obtained by dividing (x) the exercise price per Share of such Company Option immediately prior to the Effective Time by (y) the Conversion Number. If the foregoing calculation results in an assumed Company Option being exercisable for a fraction of a share of CA Common Stock, then the number of shares of CA Common Stock subject to such option shall be rounded down to the nearest whole number of shares. Except as otherwise set forth in the Merger Agreement, the term, status as an "incentive stock option" under Section 422 of the Internal Revenue Code of 1986, as amended, if applicable, and all other terms and conditions of Company Options will, to the extent permitted by law and otherwise reasonably practicable, be unchanged. Pursuant to the Merger Agreement, the Company agreed to take, or cause to be taken, all actions which are necessary, proper or advisable under the Stock Plans (as defined below) to make effective the transactions described in this paragraph. "Company Options" means any option granted, and not exercised or expired, to a current or former employee, director or independent contractor of the Company or any of its subsidiaries or any predecessor thereof to purchase Shares pursuant to any stock option, stock bonus, stock award, or stock purchase plan, program, or arrangement of the Company or any of its subsidiaries or any predecessor thereof (collectively, the "Stock Plans") or any other contract or agreement entered into by the Company or any of its subsidiaries.

               Pursuant to the Merger Agreement, CA has agreed to take all corporate action necessary to reserve for issuance a sufficient number of shares of CA Common Stock for delivery pursuant to the terms described in the immediately preceding paragraph. Pursuant to the Merger Agreement, CA agreed to cause the shares of CA Common Stock issuable upon exercise of the assumed Company Options to be registered, or to be issued pursuant to a then effective registration statement, no later than 90 days after the Effective Time on Form S-8 promulgated by the Commission, and to use its best efforts to maintain the effectiveness of such registration statement or registration statements for so long as such assumed Company Options remain outstanding. The Merger Agreement provides that, with respect to those individuals who subsequent to the Merger will be subject to the reporting requirements under Section 16(a) of the Securities Exchange Act of 1936, as amended (the "Exchange Act"), CA shall administer the Company Options assumed pursuant to the Merger Agreement in a manner that complies with Rule 16b-3 promulgated by the Commission under the Exchange Act, but shall have no responsibility for such compliance by the Company or its predecessors.

               Other Offers. Pursuant to the Merger Agreement, the Company has agreed that the Company and its subsidiaries will not, and will not authorize or permit the officers, directors, employees or other agents of the Company and its subsidiaries to, directly or indirectly, (i) take any action to solicit, initiate or encourage any Acquisition Proposal or (ii) subject to the fiduciary duties of the Board of Directors under applicable law, as advised in writing by counsel to the Company, engage in negotiations with, or disclose any nonpublic information relating to the Company or any of its subsidiaries or afford access to the properties, books or records of the Company or any of its subsidiaries to, any person that has advised the Company or otherwise publicized the fact that it may be considering making, or that has made, an Acquisition Proposal; provided, nothing herein shall prohibit the Company's Board of Directors from taking and disclosing to the Company's stockholders a position with respect to a tender offer pursuant to Rules 14d-9 and 14e-2 promulgated under the Exchange Act. The Company has agreed to promptly notify CA after receipt of any Acquisition Proposal or any notice that any person is considering making an Acquisition Proposal or any request for nonpublic information relating to the Company or any of its subsidiaries or for access to the properties, books or records of the Company or any of its subsidiaries by any person that has advised the Company or otherwise publicized the fact that it may be considering making, or that has made, an Acquisition Proposal and will keep CA informed of the status and details of any such Acquisition Proposal, indication or request. "Acquisition Proposal" means any offer or proposal for, or any written indication of interest in, a merger or other business combination involving the Company or any of its subsidiaries or the acquisition of any significant equity interest in, or a significant portion of the assets of, the Company or any of its subsidiaries, other than the transactions contemplated by the Merger Agreement.

               Rights Agreement. In connection with the execution of the Merger Agreement, the Company amended the Rights Agreement to make it and the Rights inapplicable to the Offer and the Merger. The Merger Agreement provides that, except with respect to amending the Rights Agreement to make it and the Rights inapplicable to the Offer and the Merger, the Company shall not redeem the Rights or amend or terminate the Rights Agreement prior to the Effective Time unless required to do so by a court of competent jurisdiction. See "Item 8. Additional Information to be Furnished -- Rights Agreement Amendment."

               Agreement with respect to Director and Officer Indemnification and Insurance. Pursuant to the Merger Agreement, CA has agreed, subject to any limitation imposed from time to time under applicable law, that, for a period of six years after the Effective Time, it will indemnify and hold harmless the present and former officers, directors, employees and agents of the Company in respect of acts or omissions occurring on or prior to the Effective Time to the extent provided under the Company's certificate of incorporation and by-laws in effect on the date of the Merger Agreement. CA has further agreed that, for four years after the Effective Time, it will cause the Surviving Corporation to provide officers' and directors' liability insurance in respect of acts or omissions occurring on or prior to the Effective Time covering each such person currently covered by the Company's officers' and directors' liability insurance policy on terms substantially similar to those of such policy in effect on the date of the Merger Agreement, provided that in satisfying such obligation, CA is not obligated to cause the Surviving Corporation to pay premiums in excess of 105% of the amount per annum the Company paid in its last full fiscal year, and if the Surviving Corporation is unable to obtain such insurance, it shall obtain as much comparable insurance as possible for an annual premium equal to such maximum amount. CA has also agreed that, in the event any such indemnified person is or becomes involved in any capacity in any action, proceeding or investigation in connection with any matter relating to the Merger, the Offer or the Merger Agreement occurring on or prior to the Effective Time, it will pay as incurred such indemnified person's reasonable legal and other expenses (including the cost of any investigation and preparation) incurred in connection therewith.

               Other Agreements. CA has agreed that it will take all action necessary to cause the Purchaser to perform its obligations under the Merger Agreement and to consummate the Offer and the Merger on the terms and conditions set forth in the Merger Agreement. CA also agreed, pursuant to the Merger Agreement, to hold in confidence all confidential information concerning the Company and its subsidiaries in accordance with the terms of the Confidentiality Agreement, dated October 1, 1996, between CA and the Company, a copy of which is filed as Exhibit 5 to this Schedule 14D-9 and is incorporated herein by reference.

               Conditions to the Merger. Pursuant to the Merger Agreement, the respective obligations of each party to consummate the Merger are subject to the satisfaction or waiver, where permissible, at or before the Effective Time of the following conditions: (i) CA or the Purchaser shall have purchased Shares in an amount equal to at least the Minimum Condition pursuant to the Offer, (ii) the adoption and approval of the Merger Agreement by the affirmative vote of the stockholders by requisite vote in accordance with Delaware Law, if such vote is required by Delaware Law, (iii) no provision of any applicable law or regulation and no judgment, injunction, order or decree shall prohibit the consummation of the Merger, (iv) any applicable waiting period under the HSR Act relating to the Merger shall have expired, and (v) other than filing the certificate of merger in accordance with Delaware Law, all consents, approvals, orders or authorizations of, or registrations, declarations or filings with or exemptions by (collectively, "Consents") any Federal, state or local government or any court, administrative or regulatory agency or commission or other governmental authority or agency, domestic or foreign (a "Governmental Entity") required to consummate the Merger shall have been filed, occurred or been obtained (other than any such Consents the failure to occur, obtain or file, in the aggregate, could not reasonably be expected to (a) have a Material Adverse Effect or (b) prevent or materially delay the consummation of the Merger).

               Termination. The Merger Agreement may be terminated at any time prior to the Effective Time (notwithstanding any approval of the Merger Agreement by the stockholders) (i) by mutual written consent of the Company and CA, (ii) by either the Company or CA, if the Merger has not been consummated by April 7, 1997 (provided that the party seeking to terminate the Merger Agreement shall not have breached its obligations under the Merger Agreement in any material respect), (iii) by either the Company or CA, if there shall be any law or regulation that makes consummation of the Merger illegal or otherwise prohibited or if any judgment, injunction, order or decree enjoining CA or the Company from consummating the Merger is entered and such judgment, injunction, order or decree shall become final and nonappealable, (iv) by either the Company or CA, (a) if CA shall have failed to commence the Offer within five business days following the date of the Merger Agreement (provided that CA shall not be entitled to terminate the Merger Agreement in the circumstance described in this sub-clause (a) as a result of its breach of the Merger Agreement), (b) if CA or the Purchaser shall not have purchased any Shares pursuant to the Offer prior to February 21, 1997 or (c) if the Offer shall have been terminated without CA or the Purchaser having purchased any Shares pursuant to the Offer, (v) by CA, upon the occurrence of any Trigger Event (as defined below), or (vi) by the Company, if the Company shall have entered into, or shall have publicly announced its intention to enter into, an agreement or an agreement in principle with respect to any Acquisition Proposal.

               Fees and Expenses. Each party to the Merger Agreement has agreed to pay its own fees and expenses and there are no provisions for payment by the Company of the fees and expenses of CA or the Purchaser or vice versa, if the Merger Agreement is terminated, except as stated below. The Company has agreed to pay CA a fee in immediately available funds, promptly, but in no event later than two business days, after the termination of the Merger Agreement as a result of the occurrence of any of the events set forth below (a "Trigger Event") in an amount equal to (a) $37,500,000, in the case of the occurrence of a Trigger Event described in clause (i) or (iii) below and (b) $20,000,000, in the case of the occurrence of a Trigger Event described in clause (ii) below:
(i) the Company shall have entered into, or shall have publicly announced its intention to enter into, an agreement or an agreement in principle with respect to any Acquisition Proposal, (ii) the Company shall have breached or failed to perform in any respect any of its obligations, covenants or agreements under the Merger Agreement or any representation or warranty of the Company set forth in the Merger Agreement (other than breaches or failures to perform or comply that, in the aggregate, do not have a Material Adverse Effect), or (iii) the Board of Directors of the Company (or any special committee thereof) shall have withdrawn or materially modified its approval or recommendation of the Offer, the Merger or the Merger Agreement.

               The Company has also agreed that, if the Merger Agreement is terminated as a result of the occurrence of a Trigger Event, it shall assume and pay, or reimburse CA for, all fees payable and expenses incurred by CA (including the fees and expenses of its counsel) in connection with the Merger Agreement and the transactions contemplated by the Merger Agreement, up to a maximum of $5,000,000.

               Timing. The exact timing and details of the Merger will depend upon legal requirements and a variety of other factors, including the number of Shares acquired by the Purchaser pursuant to the Offer. Although CA has agreed to cause the Merger to be consummated on the terms set forth above, there can be no assurance as to the timing of the Merger.

               Appraisal Rights. Stockholders do not have dissenters' rights as a result of the Offer. However, if the Merger is consummated, stockholders of the Company at the time of the Merger who do not vote in favor of or consent in writing to the Merger will have the right under Delaware Law to dissent and demand appraisal of their Shares in accordance with Section 262 of the Delaware Law. Under Delaware Law, dissenting stockholders who comply with the applicable statutory procedures will be entitled to receive a judicial determination of the fair value of their Shares (exclusive of any element of value arising from the accomplishment or expectation of the Merger) and to receive payment of such fair value in cash, together with a fair rate of interest, if any. Any such judicial determination of the fair value of the Shares could be based upon considerations other than or in addition to the price paid in the Offer (or the Merger) and the market value of the Shares. Stockholders should recognize that the value so determined could be higher or lower than the price per Share paid pursuant to the Offer or the Merger. Moreover, CA or the Purchaser may argue in an appraisal proceeding that, for purposes of such a proceeding, the fair value of the Shares is less than the price paid in the Offer (or the Merger). THE FOREGOING SUMMARY OF THE RIGHTS OF DISSENTING STOCKHOLDERS DOES NOT PURPORT TO BE A COMPLETE STATEMENT OF PROCEDURES TO BE FOLLOWED BY STOCKHOLDERS DESIRING TO EXERCISE THEIR DISSENTERS' RIGHTS.

ITEM 4. THE SOLICITATION OR RECOMMENDATION.

               (a)  Recommendation of the Board of Directors.

               The Company's Board of Directors has unanimously approved the Merger Agreement and determined that the Offer and the Merger are fair to and in the best interests of the stockholders of the Company (other than CA and its subsidiaries) and recommends that all stockholders of the Company accept the Offer and tender all their Shares pursuant to the Offer. This recommendation is based in part upon an opinion received by the Company from Lazard Freres & Co. LLC ("Lazard Freres") that the consideration to be received by the Company's stockholders in the Offer and received by the Company's stockholders in the Merger, taken as a whole, is fair to the stockholders (other than CA and its subsidiaries) from a financial point of view. The full text of the fairness opinion received by the Company from Lazard Freres is filed as Exhibit 3 to this
Schedule 14D-9 and is also attached hereto as Annex B. Stockholders are urged to read such opinion in its entirety.

               As set forth in the Offer Documents, the Purchaser will purchase Shares tendered prior to the close of the Offer if the Minimum Condition has been satisfied by that time and if all other conditions to the Offer have been satisfied (or waived). Stockholders considering not tendering their Shares in order to wait for the Merger should note that if the Minimum Condition is not satisfied or any of the other conditions to the Offer are not satisfied, the Purchaser is not obligated to purchase any Shares, and can terminate the Offer and the Merger Agreement and not proceed with the Merger. Under Delaware Law, the approval of the Board and the affirmative vote of the holders of a majority of the outstanding Shares are required to approve the Merger. Accordingly, if the Minimum Condition is satisfied, the Purchaser will have sufficient voting power to cause the approval of the Merger without the affirmative vote of any other stockholder.

               The Offer is scheduled to expire at 12:00 Midnight, New York City time, on Friday, November 8, 1996, unless the Purchaser, in its sole discretion, elects to extend the period of time for which the Offer is open. A copy of the press release issued jointly by the Company and the Purchaser on October 7, 1996 announcing the Merger and the amended Offer is filed as Exhibit 4 to this
Schedule 14D-9 and is incorporated herein by reference in its entirety.

               (b)    Background of the Offer; Reasons for the Recommendation.

               In reaching its conclusions described in paragraph (a) above, the Board of Directors of the Company considered a number of factors, including, without limitation, the following:

             (i) the financial and other terms and conditions of the Offer and the Merger Agreement;

            (ii) the Company's business, financial condition, results of operations, assets, liabilities, business strategy and prospects, as well as various uncertainties associated with those prospects, including the view of the Company's management that the Company would likely face increasing difficulties as a stand-alone company in its changing competitive environment because, among other things, it lacked the size and capital base necessary to fully exploit the diverse and growing markets which it serves;

           (iii) the facts that the $30.50 per Share price to be received by the Company's stockholders in both the Offer and the Merger represents a 36% premium over the closing market price of $22-3/8 per Share on October 4, 1996, the last full trading day prior to the announcement of the execution of the Merger Agreement, and premiums of 53% and 60% over the average closing prices for the 30-day period and the 60-day period, respectively, preceding October 4, 1996; and that such price would be payable in cash, thus eliminating any uncertainties in valuing the consideration to be received by the Company's stockholders;

            (iv) the fact that the Offer and the Merger would not be subject to any financing condition, that CA has represented that the funds necessary to consummate the Offer and the Merger will be provided and has agreed to cause the Purchaser to fully perform all of the Purchaser's obligations under the Merger Agreement;

             (v) the oral opinion of Lazard Freres, confirmed in writing, that the consideration to be received by the Company's stockholders pursuant to the Offer and the Merger is fair to such stockholders from a financial point of view; a copy of Lazard Freres' written opinion is attached to this Schedule 14D-9 as Annex B and is incorporated herein by reference. Such opinion should be read in its entirety for a description of the procedures followed, assumptions and qualifications made, matters considered and limitations of the review undertaken by Lazard Freres;

            (vi) the presentation of Lazard Freres to the Board of Directors at its meeting on October 7, 1996, as to various financial and other matters deemed relevant to the Board of Director's consideration, including, among other things, (a) a review of the Company's historical and projected operating performance, (b) a review of various financial forecasts and other data provided to Lazard Freres relating to the Company's business, (c) a review of the historical stock prices and trading volumes of the Shares, (d) a review of the trading performance of certain publicly traded software companies, (e) a review of certain transactions in the software industry, (f) a review of premiums paid in certain other transactions, (g) a discounted cash flow valuation of the Company, and (h) an analysis of the Offer Price as a multiple of various measures of the Company's operating performance;

           (vii) the fact that, despite the extensive publicity over an extended period following the rejection by the Company of a takeover attempt by McAfee Associates, Inc. ("McAfee") which highlighted the Company as a potential candidate for sale, no other potential acquiror had expressed any substantial interest in engaging in a business combination or other strategic transaction with the Company, no acquisition proposals had been received and no discussions had been held;

          (viii) the opinion of the Company's management that the strategic fit between CA and the Company would likely yield significant business and operational synergies, a significant portion of which could be passed on to the Company's current stockholders in the form of a premium over the preexisting market price for the Shares;

            (ix) the fact that CA had indicated its intention to retain all of the Company's employees and was willing to announce such intention in the press release announcing that it had entered into the Merger Agreement with the Company; and

             (x) the fact that, to the extent required by the fiduciary obligations of the Board of Directors of the Company to the stockholders under Delaware Law, the Company may terminate the Merger Agreement in order to approve a tender offer or exchange offer for the Shares or other proposed business combination by a third party on terms more favorable to the Company's stockholders than the Offer and the Merger taken together, upon the payment of a $37,500,000 termination fee and up to $5,000,000 of CA's expenses associated with the Offer and the Merger. See "Item 3. Identity and Background -- Merger Agreement -- Termination."

               BACKGROUND.

               The Company has had contacts and entered into agreements from time to time in the ordinary course of its business with CA and certain of its subsidiaries, including the licensing of certain technology of the Company to CA for integration with CA's products and the distribution of certain CA products by the Company. In light of the physical proximity of the Company and CA on Long Island, New York and the ongoing business relationships between them, the Company and CA have been very familiar with each other for several years and there have been many contacts between senior executives of the two companies unrelated to this transaction.

               In April 1996, the Company received an unsolicited proposal from McAfee for a business combination which implied a price of $27.50 per Share in McAfee stock, which the Board of Directors of the Company, after due consideration, rejected as financially inadequate and as lacking in technology and management synergies. McAfee withdrew its acquisition proposal and the Company did not receive any substantial expressions of interest from any third parties at that time. The Company, having considered various alternatives available to it, determined to continue to pursue its strategic plan.

               During May 1996, Charles B. Wang, Chairman and Chief Executive Officer of Computer Associates, Sanjay Kumar, President and Chief Operating Officer of Computer Associates, and ReiJane Huai, Chairman and Chief Executive Officer of the Company, met to discuss the existing relationships and synergies of the companies and ways of expanding the existing relationships between them.

               On June 2, 1996, at CA's suggestion, Mr. Huai met at Mr. Kumar's home with Mr. Wang, Mr. Kumar and certain other executives of the companies, to discuss the possibility of a business combination between the parties.

               At a meeting of the Board of Directors held on June 16, 1996, Mr. ReiJane Huai, Chairman of the Board, President and Chief Executive Officer of the Company, reviewed with the other members of the Board of Directors the fact that CA had contacted the Company with regard to a possible business combination. In June 1996, the Company engaged Lazard Freres to act as the Company's financial advisor, and Wachtell, Lipton, Rosen & Katz to act as its legal counsel, in connection with a possible sale of the Company. Both of such firms had advised the Company in connection with the McAfee bid.

               In June 1996, there were further discussions between senior executives of CA and the Company, at which a possible business combination transaction between CA and the Company was discussed. However, no information was exchanged and such discussions did not result in any proposals being made or negotiations being held at that time.

               At a meeting of the Board of Directors held on July 12, 1996, Mr. Huai again reviewed with the other members of the Board of Directors the discussions which had taken place with CA, and the Board of Directors approved the Company's entering into a confidentiality agreement with CA, and commencing mutual due diligence investigations. However, discussions with CA ceased with no confidentiality agreement having been entered into at that time.

               Representatives of the Company and CA and their respective advisors had a number of conversations in July regarding a possible combination of the Company and CA in a stock for stock transaction, but these conversations did not result in a proposal being made by CA or in negotiations with respect to a transaction. There was some discussion regarding mutual due diligence reviews; however the parties did not agree on the terms of a confidentiality agreement at that time and discussions ceased.

               On August 7, 1996, representatives of the parties met, at the initiation of CA, and again discussed the possibility of a business combination in the form of a stock-for-stock transaction. At that time, the exchange ratio for the Shares which was discussed represented a materially lower valuation per Share than the $30.50 cash price in the Offer. No understanding was reached with respect to the basic financial terms. Accordingly, the parties determined not to enter into a confidentiality agreement, exchange information or engage in further discussions at that time.

               On September 27, 1996, Mr. Huai was meeting with Mr. Wang on unrelated business, when the possibility of a combination was again raised. Later that day, Mr. Kumar contacted Mr. Huai and a representative of Lazard Freres by telephone and requested a meeting to discuss a possible acquisition of the Company by CA at a substantial premium to the market price for the Shares.

               Mr. Kumar met on September 29, 1996, with representatives of Lazard Freres, and indicated that CA was willing to consider an all-cash transaction at a substantial premium to acquire the Company. The representatives of Lazard Freres indicated that they would discuss such proposal with the Company. Later on September 29, 1996, Mr. Kumar telephoned Mr. Huai and discussed with him the terms of a possible acquisition of the Company by CA.
A subsequent conversation between Mr. Kumar and the Lazard Freres representatives ensued.

               On October 1, 1996, following a meeting between Mr. Kumar and Mr. Huai and certain other executives of CA and the Company, the Company and CA entered into a confidentiality agreement and, later that day, the Company provided detailed legal and operating data to CA, and members of the Company's management met with members of management of CA to discuss certain aspects of the Company's business. The parties decided to begin working on all aspects of the transaction other than price immediately so that, if agreement could be reached on the financial terms on Sunday, October 6, 1996, the agreement could be completed and announced on Monday, October 7, 1996 and the necessary documents filed with the Commission promptly thereafter. Accordingly, representatives of CA and the Company participated in further due diligence and merger agreement discussions on October 2 and 3, 1996.

               On October 4, 1996, the Board of Directors met by telephone and reviewed the status of the proposed transaction with CA. After considering various factors, it was the consensus of the Board of Directors that management, together with the Company's advisors, continue negotiations with CA.

               On October 6, 1996, the parties met with their legal counsel and, in the case of the Company, financial advisors, in an effort to resolve the remaining economic points of the transaction and to finalize the merger agreement. Late in the morning, negotiations between the Company and CA reached an impasse with CA offering a price of $30.30 per Share and the Company seeking a higher price. Following a lunch meeting between Mr. Kumar and Mr. Huai which failed to resolve the difference in price level, Mr. Kumar delivered a letter to Mr. Huai, addressed to the Board of Directors of the Company, which reflected a proposal by CA subject, among other things, to approval of the CA Board of Directors, to acquire all of the outstanding Shares at a price of $28.50 per Share in cash.

               At 4.00 p.m. on October 6, 1996, the Board of Directors of the Company met, as previously scheduled, and unanimously rejected the $28.50 proposal by CA as inadequate. CA was promptly informed of the Company Board of Directors action.

               Later that evening, Mr. Kumar telephoned Mr. Huai and, after expressing CA's firm resolve to acquire the Company, telecopied to Mr. Huai a second letter, in which CA offered to acquire all of the Shares at a price of $30.30 per Share in cash. The second letter was not conditioned on the approval of the CA Board of Directors and indicated that CA intended to announce publicly its offer to acquire the Company the following morning.

               Following a telephone conversation between Mr. Kumar and representatives of Lazard Freres, the parties decided to meet later that night in an attempt to resolve the remaining issues between them. In negotiations involving certain executive officers of the Company and CA, the purchase price of $30.50 per Share, the termination fees and the principal remaining issues on the merger agreement were agreed upon.

               The Board of Directors of the Company met early in the morning of October 7, 1996 and, after a discussion and receipt of the fairness opinion of Lazard Freres, unanimously approved the Merger Agreement and the transactions contemplated thereby, subject to approval of the final terms by the officers of the Company.

               The Merger Agreement was then finalized and executed and was publicly announced on October 7, 1996. On October 11, 1996, the Purchaser commenced the Offer.

ITEM 5.  PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

               The Company retained Lazard Freres as its financial advisor in connection with the Offer and the Merger. Pursuant to its agreements with the Company, dated April 18, 1996 and June 7, 1996, Lazard Freres (i) became entitled to receive $1,000,000 upon execution of the Merger Agreement and the public announcement of the Offer and Merger, and (ii) Lazard Freres will be entitled to receive, immediately prior to the consummation of the Offer, an amount equal to 0.425% of the aggregate consideration to be paid by the Purchaser less the $1,000,000 previously paid pursuant to clause (i). For the purposes of the determination of the fee owed to Lazard Freres, "aggregate consideration" means the total amount of cash and the fair market value (on the date of payment) of all other property paid or payable by the Purchaser or CA to the Company or its securityholders in connection with the Offer and the Merger, including amounts paid or payable in respect of options or similar rights, whether or not vested, plus the principal amount of all indebtedness for borrowed money as set forth in the most recent consolidated balance sheet prior to consummation of the Offer and Merger. In addition, whether or not the Offer and the Merger is completed, the Company has agreed to pay Lazard Freres a quarterly financial advisory fee of $50,000 (up to a maximum of $200,000, which fee commenced with the execution of the initial engagement letter on April 18,
1996), to reimburse Lazard Freres periodically for its reasonable out-of-pocket expenses, including the fees and disbursements of its counsel, and to indemnify Lazard Freres and its partners, employees, agents, affiliates or controlling persons against certain liabilities relating to or arising out of its engagement, including liabilities under Federal securities laws.

               Except as set forth above, neither the Company nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to the stockholders of the Company on its behalf with respect to the Offer and the Merger.

ITEM 6. RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES.

               (a) During the past sixty days, no transactions in the Shares have been effected by the Company or, to the best of the Company's knowledge, by any executive officer, director, affiliate, or subsidiary of the Company, except as follows:

               (i) On September 17, 1996, the Company granted 150,000 stock options to Mr. Huai and 120,000 stock options to Mr. Yuda Doron at an exercise price of $20.25 per Share.

              (ii) Between August 12 and October 11, 1996, the Company repurchased in the open market an aggregate of 109,000 Shares pursuant to its previously announced stock repurchase program. The aggregate purchase price for such Shares was $2,020,155 (including commissions) and the price per Share ranged from $18 to $18 7/8. The Company has not repurchased Shares since September 17, 1996.

               (b) To the best knowledge of the Company, all of its executive officers and directors currently intend to tender pursuant to the Offer all Shares held of record or beneficially owned by them (other than Shares issuable upon exercise of Company Options and Shares, if any, which if tendered could cause such persons to incur liability under the provisions of Section 16(b) of the Exchange Act). One executive officer of the Company has advised the Company that while he currently intends to tender all of his Shares, he may transfer or gift Shares to family members or to a charitable remainder trust for estate planning purposes.

ITEM 7. CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY.

               (a) Except as set forth herein, no negotiation is being undertaken or is underway by the Company in response to the Offer which relates to or would result in (i) an extraordinary transaction, such as a merger or reorganization, involving the Company or any subsidiary thereof; (ii) a purchase, sale or transfer of a material amount of assets by the Company or any subsidiary thereof; (iii) a tender offer for or other acquisition of securities by or of the Company; or (iv) any material change in the present capitalization or dividend policy of the Company.

               (b) Except as set forth herein, there is no transaction, board resolution, agreement in principle or signed contract in response to the Offer that relates to or would result in one or more of the events referred to in Item 7(a) above.

ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED.

SECTION 203

               As a Delaware corporation, the Company is subject to Section 203 ("Section 203") of the Delaware Law. Section 203 would prevent an "Interested Shareholder" (generally defined as a person beneficially owning 15% or more of a corporation's voting stock) from engaging in a "Business Combination" (as defined in Section 203) with a Delaware corporation for three years following the date such person became an Interested Shareholder unless: (i) before such person became an Interested Shareholder, the board of directors of the corporation approved the transaction in which the Interested Shareholder became an Interested Shareholder or approved the Business Combination, (ii) upon consummation of the transaction which resulted in the Interested Shareholder becoming an Interested Shareholder, the Interested Shareholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding for purposes of determining the number of shares of outstanding stock held by directors who are also officers and by employee stock ownership plans that do not allow plan participants to determine confidentially whether to tender shares), or (iii) following the transaction in which such person became an Interested Shareholder, the Business Combination is
(x) approved by the board of directors of the corporation and (y) authorized at a meeting of shareholders by the affirmative vote of the holders of at least 66-2/3% of the outstanding voting stock of the corporation not owned by the Interested Shareholder. In accordance with the provisions of the Company's Certificate of Incorporation and Section 203, the Board of Directors of the Company has approved the Merger Agreement and the Purchaser's acquisition of Shares pursuant to the Offer and the Merger and the transactions contemplated thereby and, therefore, the restrictions of Section 203 are inapplicable to the Merger and the related transactions.

ANTITRUST

               Under the HSR Act and the rules that have been promulgated thereunder by the Federal Trade Commission (the "FTC"), certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the United States Department of Justice (the "Antitrust Division") and the FTC and certain waiting period requirements have been satisfied. The acquisition of Shares by the Purchaser pursuant to the Offer is subject to such requirements.

               Pursuant to the requirements of the HSR Act, CA filed the required Notification and Report Forms (the "Forms") with the Antitrust Division and the FTC on October 9, 1996, and the Company filed the Forms with such agencies on October 10, 1996. The statutory waiting period applicable to the purchase of Shares pursuant to the Offer is to expire at 11:59 P.M., New York City time, on Thursday, October 24, 1996. However, prior to such date, the Antitrust Division or the FTC may extend the waiting periods by requesting additional information or documentary material relevant to the acquisition. If such a request is made, the waiting period will be extended until 11:59 P.M., New York City time, on the tenth day after substantial compliance by the Purchaser with such request. Thereafter, such waiting periods can be extended only by court order. A request is being made pursuant to the HSR Act for early termination of the applicable waiting period. There can be no assurance, however, that the waiting period will be terminated early. The Merger Agreement provides that, if by the expiration of the Offer, the applicable waiting period under the HSR Act shall not have expired or been terminated, Merger Subsidiary shall extend the Offer from time to time until the earlier of (x) the date that is 30 days after the first scheduled expiration date and (y) the date that such waiting period has expired or been terminated.

               The Antitrust Division and the FTC frequently scrutinize the legality under the antitrust laws of transactions. At any time before or after the consummation of any such transactions, the Antitrust Division or the FTC could, notwithstanding termination of the waiting period, take such action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer or seeking divestiture of the Shares so acquired or divestiture of substantial assets of the Purchaser or the Company. Private parties may also bring legal actions under the antitrust laws. There can be no assurance that a challenge to the Offer on antitrust grounds will not be made, or if such a challenge is made, what the result will be. See Item 3, "Identity and Background -- Merger Agreement -- Conditions of the Offer" and "-- Conditions to the Merger."

RIGHTS AGREEMENT AMENDMENT

               Prior to the execution of the Merger Agreement, the Board of Directors authorized, the Company executed, and prior to the commencement of the Offer, the Rights Agent executed, an amendment to the Rights Agreement (the "Rights Agreement Amendment"), which renders the Rights Agreement inapplicable to the Offer and the Merger by providing, among other things, that the execution of the Merger Agreement, the announcement or making of the Offer the acquisition of Shares pursuant to the Offer and the Merger and the other transactions contemplated in the Merger Agreement will not (a) result in either CA or the Purchaser or any of their affiliates being considered an Acquiring Person or (b) cause the occurrence of a Distribution Date or a Shares Acquisition Date. The Rights Agreement provides that the Rights become exercisable upon the occurrence of certain triggering events, including the acquisition of 20% or more of the outstanding Shares. Should a triggering event occur, holders of Rights (other than any holder whose action triggered the Rights) would generally be entitled to purchase Shares with a market value aggregating $200 for a price of $100. Except as expressly provided in the Rights Agreement Amendment, the Rights Agreement remains in full force in effect.

               A copy of the Rights Agreement Amendment has been filed as
Exhibit 2 to this Schedule 14D-9, and is incorporated herein by reference, and the foregoing summary is qualified in its entirety by reference thereto.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

  EXHIBIT
  NUMBER                               DESCRIPTION
  ------                               -----------
    1      Merger Agreement
    2      Rights Agreement Amendment
    3 Opinion of Lazard Freres, dated October 7, 1996 (Attached to Schedule 14D-9 mailed to stockholders as Annex B)
    4      Press Release of the Company and CA, issued October 7, 1996
    5      Confidentiality Agreement dated October 1, 1996 between CA and the
           Company
    6      Article Nine of the Restated Certificate of
           Incorporation of the Company
    7      Section Seven of the Restated By-Laws of the Company
    8 Letter dated October 11, 1996 from ReiJane Huai to the stockholders of the Company (Included with Schedule 14D-9 mailed to stockholders)

                                    SIGNATURE

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 11, 1996

                                            CHEYENNE SOFTWARE, INC.

                                            By  /s/ Elliott Levine
                                               ---------------------------------
                                               Name:   Elliot Levine
                                               Title:  Executive Vice President,
                                                       Senior Financial Officer
                                                       and Treasurer

                                                                         ANNEX A

                 INFORMATION STATEMENT PURSUANT TO SECTION 14(f)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                            AND RULE 14f-1 THEREUNDER

GENERAL

               This Information Statement is being mailed on or about October 11, 1996, with the Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") of Cheyenne Software, Inc. (the "Company") with respect to the Offer to Purchase dated October 11, 1996 (as supplemented, the "Offer to Purchase") of Tse-tsehese-staetse, Inc. (the "Purchaser"), a wholly owned subsidiary of Computer Associates International, Inc. ("CA"). The Purchaser is offering to purchase all outstanding shares of Common Stock, par value $.01 per share (the "Common Stock") of the Company, together with the associated preferred share purchase rights, at a price of $30.50 per share, net to the seller in cash (the "Offer"). The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of October 7, 1996 (the "Merger Agreement"), by and among CA, the Purchaser and the Company. You are receiving this Information Statement in connection with the possible election of persons designated by CA (the "CA Designees") to a majority of the seats on the Board of Directors (the "Board") of the Company pursuant to the Merger Agreement. The Merger Agreement is more fully described under Item 3 of the Schedule 14D-9, to which this Information Statement is attached as Annex A. Capitalized terms used and not defined herein have the meanings assigned to them in the Schedule 14D-9.

               The information with respect to the CA Designees has been supplied to the Company by CA for inclusion or incorporation by reference herein, and the Company assumes no responsibility for the accuracy or completeness of such information.

               This Information Statement is required by Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 thereunder. You are urged to read this Information Statement carefully. You are not, however, required to take any action.

THE CA DESIGNEES

               Pursuant to the Merger Agreement and subject to compliance with applicable law, upon the Purchaser's acceptance for payment of shares of Common Stock pursuant to the Offer, CA will be entitled to designate such number of directors on the Board as will constitute a majority of such directors. The foregoing notwithstanding, the Merger Agreement further provides that at least one director who was a director of the Company as of the date of the Merger Agreement and who is not an officer of the Company (such director, the "Independent Director") shall continue to serve on the Board until the effectiveness of the Merger. The Company has agreed to take all action necessary to effect the election of the CA Designees to the Board, including, in connection therewith, increasing the size of the Board or seeking and obtaining the resignation of such number of its current directors or both to enable CA Designees to be elected to the Board as provided above.

               CA has informed the Company that it will choose the CA Designees from the directors and executive officers listed in Schedule I to the Purchaser's Offer to Purchase, a copy of which is being mailed to the Company's stockholders together with the Schedule 14D-9. CA has informed the Company that each of the directors and executive officers listed in Schedule I to the Offer of Purchase has consented to act as a director, if so designated. The information on such Schedule I is incorporated herein by reference. The business address of each such person is c/o Computer Associates International, Inc., One Computer Associates Plaza, Islandia, New York 11788-7000.

               It is expected that the CA designees may assume office at any time following the purchase by the Purchaser of the specified minimum number of shares of Common Stock pursuant to the Offer, which purchase cannot be earlier than November 8, 1996.


CERTAIN INFORMATION CONCERNING THE COMPANY

               The shares of Common Stock constitute the only class of voting securities of the Company. As of the close of business on October 4, 1996, there were 37,711,424 shares of Common Stock outstanding. Each share of Common Stock entitles its record holder to one vote. Stockholders of the Company do not have cumulative voting rights. None of the Company's 5,000,000 authorized shares of preferred stock, $.01 par value, have been issued. The Board currently consists of five members.

THE CURRENT MEMBERS OF THE BOARD AND EXECUTIVE OFFICERS OF THE COMPANY

               To the extent the Board will consist of persons who are not CA Designees, the Board is expected to continue to consist of those persons who are currently directors of the Company who do not resign. The current directors and executive officers of the Company, their ages, and their positions and terms of office with the Company are set forth below.

                                                                                   Director
Name                                Age     Position                               Since
----                                ---     --------                               -----
ReiJane Huai(1)                     37      Chairman of the Board, President, and
                                            Chief Executive Officer of the Company  1993

Elliot Levine                       60      Executive Vice President, Senior
                                            Financial Officer, and Treasurer
                                            of the Company

Alan Kaufman                        58      Executive Vice President - Sales and
                                            Secretary of the Company

Yuda Doron                          44      Executive Vice President

Doris A. Granatowski                46      Executive Vice President

Rino Bergonzi(1)(2)                 52      Director of the Company                  1994

Richard F. Kramer(2)(4)             52      Director of the Company                  1987

Bernard Rubien(3)(4)                78      Director of the Company                  1985

Ginette Wachtel(1)(3)(4)            61      Director of the Company                  1987

--------------

(1) Member of the Executive Committee of the Company.
(2) Member of the Audit Committee of the Company.
(3) Member of the Compensation Committee of the Company.
(4) Member of the Option Committee of the Company.

               ReiJane Huai became a director and President and Chief Executive Officer of the Company on October 7, 1993. He was elected Chairman of the Board of the Company effective May 20, 1994. He served as Vice President-Engineering of the Company from March 1990 through October 7, 1993. From August 1988 to March 1990, he served as a director of engineering of the Company. From August 1987 to August 1988, he was a systems engineer for AT&T Bell Laboratories. He served as manager of research and development at the Company from June 1985 to August 1987.

               Elliot Levine became Executive Vice President of the Company on October 7, 1993. He served as a Vice President of the Company from March 1990 through October 7, 1993. He has been Senior Financial Officer of the Company since March 1990 and Treasurer of the Company since December 1991. From September 1989 to March 1990, he served as a consultant to the Company.

               Alan Kaufman became Secretary of the Company in August 1988 and Executive Vice President -- Sales on October 7, 1993. He served as a Vice President of the Company from February 1987 through October 7, 1993. From
April 1986 to February 1987, he served as director of marketing of the Company.

               Yuda Doron became Executive Vice President of the Company effective June 1, 1995. He served as President of Cheyenne Communications, Inc., a wholly owned subsidiary of the Company ("Cheycomm") from July 1, 1993 through June 8, 1995. From April 5, 1993 to July 1, 1993, he served as a consultant to the Company. From January 1993 to July 1993, Mr. Doron was a Vice President of Business Development at Elron Corp. From July 1988 to December 1992, he served as a division manager at Texas Instruments, Inc.

               Doris A. Granatowski became a Vice President on November 16, 1994, and Executive Vice President on December 14, 1995. From September, 1994, to October 1994, Ms. Granatowski served as Vice President, Operations, Technology Group of Henry Schein, Inc. From 1988 to July, 1994, Ms. Granatowski was the Managing Director of Imrex Systems International Ltd. and Senior Vice President of Imrex Computer Systems, Inc.

               Richard F. Kramer has been a director of the Company since 1987. He is Chief Executive Officer and Treasurer of FAXplus, Inc., a telecommunications and computer products marketing company he founded in 1988. He also is President of Corporate Development, Inc., a marketing and consulting firm he founded in 1987.

               Rino Bergonzi has been a director of the Company since April 21, 1994. Mr. Bergonzi has been Vice President and Division Executive of Corporate Information Technology Services at AT&T Corp.
since November 1993. From 1985 to 1993, Mr. Bergonzi was Vice President of United Parcel Service Information Services. In January 1995, he became a director of Enteractive, Inc., a multimedia software company.

               Bernard Rubien has been a director of the Company since June
1985.

               Ginette Wachtel has been a director of the Company since 1987. She served as a Senior Vice President of Application Development of Marsh & McClennan, Inc., an insurance brokerage firm and insurance holding company, through September 30, 1993, and was an officer of such company since 1984. She currently provides consulting services in the computer systems area.

BOARD MEETINGS AND COMMITTEES

               The Board has a standing Audit Committee, a standing Compensation Committee, a standing Executive Committee, and a standing Option Committee. The Audit Committee reviews the Company's financial accounting procedures, internal controls, and the reports of the Company's independent auditors. The Audit Committee met twice in the fiscal year ended June 30, 1996. The members of the Audit Committee are Mr. Kramer and Mr. Bergonzi. The Compensation Committee makes recommendations to the Board concerning compensation arrangements for directors, executive officers, and certain other senior management of the Company. The Compensation Committee did not meet in the fiscal year ended June 30, 1996. The members of the Compensation Committee are Ms. Wachtel and Mr. Rubien. The Executive Committee is authorized to exercise the powers of the Board when the Board does not meet. The Executive Committee did not meet during the fiscal year ended June 30, 1996. The members of the Executive Committee are Ms. Wachtel, Mr. Bergonzi, and Mr. Huai. The Option Committee administers the Company's 1989 Stock Incentive Plan and Non-Qualified Plan (as defined herein). The Option Committee met three times in the fiscal year ended June 30, 1996.
The Option Committee members are Mr. Kramer, Mr. Rubien, and Ms. Wachtel.

               The Board held twelve meetings in the fiscal year ended June 30, 1996. Each director attended at least seventy-five (75%) percent of the aggregate of (i) the total number of meetings of the Board plus (ii) the total number of meetings held by all committees of the Board on which the director served.

               There is no family relationship between any director or executive officer of the Company.

                          PRINCIPAL HOLDERS OF VOTING SECURITIES

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

               As of October 8, 1996, to the knowledge of the Company, no person owned beneficially (as defined in Rule 13d-3 under the Exchange Act) more than 5% of the shares of the outstanding Common Stock.

SECURITY OWNERSHIP OF DIRECTORS AND EXECUTIVE OFFICERS

               The following table sets forth, as of October 8, 1996, for each of (i) each member of the Board, the Company's Chief Executive Officer and each of the next four most highly compensated executive officers of the Company and (ii) all directors and executive officers as a group the number of shares and percentage of outstanding Common Stock of the Company beneficially owned. Each person named in the table has sole investment power and sole voting power with respect to the shares of the Common Stock set forth opposite such person's name, except as otherwise indicated.

Name and Address of                              Number of Shares     Percentage of Common
Beneficial Owner                             Beneficially Owned(1)(3) Stock Outstanding(2)(3)
----------------                             ------------------------ -----------------------
ReiJane Huai, Chairman of the Board,
  President and Chief Executive Officer           506,480(4)                1.33%
Rino Bergonzi, Director                            36,250(5)                  *
Richard F. Kramer, Director                       101,250(6)                  *
Bernard Rubien, Director                           50,625(7)                  *
Ginette Wachtel, Director                          67,500(8)                  *
Yuda Doron, Executive Vice President              180,500(9)                 *
Doris A. Granatowski, Executive Vice President      6,250(10)                 *
Alan Kaufman, Executive Vice President
  and Secretary                                   220,833(11)                 *
Elliot Levine, Executive Vice President,
  Senior Financial Officer and Treasurer          343,833(12)                 *

All executive officers and directors as a group
  (11 persons)                                  1,544,420(13)               4.08%


--------------
*  Less than 1%.

(1) Includes shares of Common Stock issuable pursuant to options exercisable within sixty (60) days from the date hereof.

(2) Based upon (i) 37,711,424 shares of Common Stock outstanding (excluding 2,343,900 shares of treasury stock), plus, when appropriate (ii) the number of shares of Common Stock which may be acquired by the named person or by all persons included in the group pursuant to the exercise of options exercisable within sixty (60) days from the date hereof.

(3) All shares of Common Stock have been adjusted to reflect the 1992, 1993, and 1994 three-for-two stock splits paid in the form of 50% stock dividends with respect to the issued and outstanding shares of Common Stock (the "1992 Stock Split", "1993 Stock Split", and "1994 Stock Split", respectively). The 1992 Stock Split was paid on March 25, 1992 to stockholders of record at the close of business on March 3, 1992; the 1993 Stock Split was paid on April 8, 1993 to stockholders of record at the close of business on March 12, 1993; and the 1994 Stock Split was paid on March 29, 1994 to stockholders of record at the close of business on March 1, 1994.

(4) Consists of 177,317 shares of Common Stock currently held by Mr. Huai, and 329,167 shares of Common Stock acquirable pursuant to the exercise of non-qualified stock options granted under the Company's 1987 Non-Qualified Option Plan, as amended and restated (the "Non-Qualified Plan").

(5) Consists of 2,500 shares of Common Stock owned by the wife of Rino Bergonzi and 33,750 shares of Common Stock acquirable pursuant to the exercise of non-qualified stock options granted under the Company's 1992 Stock Option Plan for Outside Directors. Mr. Bergonzi disclaims beneficial ownership of the shares owned by his wife.

(6) Consists of 33,750 shares of Common Stock currently held by Mr. Kramer and 67,500 shares of Common Stock acquirable pursuant to the exercise of non-qualified stock options granted under the Company's 1992 Stock Option Plan for Outside Directors.

(7) Consists of 50,625 shares of Common Stock acquirable pursuant to the exercise of non-qualified stock options granted under the Company's 1992 Stock Option Plan for Outside Directors.

(8) Consists of 67,500 shares of Common Stock acquirable pursuant to the exercise of non-qualified stock options granted under the Company's 1992 Stock Option Plan for Outside Directors.

(9) Consists of 500 shares of Common Stock owned by the wife of Yuda Doron, and 180,000 shares of Common Stock acquirable pursuant to the exercise of non-qualified stock options granted under the Non-Qualified Plan. Mr. Doron disclaims beneficial ownership of the shares owned by his wife.

(10) Consists of 6,250 shares of Common Stock acquirable pursuant to the exercise of incentive stock options granted under the Incentive Plan.

(11) Consists of 220,833 shares of Common Stock acquirable pursuant to the exercise of non-qualified stock options granted under the Non-Qualified Plan.

(12) Consists of 123,000 shares of Common Stock currently held by Mr. Levine, and 220,833 shares of Common Stock acquirable pursuant to the exercise of non-qualified stock options granted under the Non-Qualified Plan.

(13) Includes an aggregate of 353,212 shares of Common Stock currently held by certain executive officers and directors of the Company, and 1,191,208 shares of Common Stock acquirable pursuant to the exercise of options which are exercisable within sixty (60) days.

                  EXECUTIVE COMPENSATION AND OTHER INFORMATION
                   CONCERNING DIRECTORS AND EXECUTIVE OFFICERS

SUMMARY CASH AND CERTAIN OTHER COMPENSATION

               The following table shows, for the three most recently ended fiscal years, the compensation paid or accrued for those years to the Chief Executive Officer of the Company and to each of the four most highly compensated executive officers of the Company other than the Chief Executive Officer whose aggregate annual salary and bonus paid in compensation for services rendered in all the capacities in which they served exceeded $100,000 for the Company's last fiscal year (the "Named Executives"):

                                SUMMARY COMPENSATION TABLE

                                                                             Long-Term Compensation
                                                                           ---------------------------
                               Annual Compensation                                 Awards            Payouts
                           --------------------------                      -------------------       -------
Name and                                                      Other        Restricted   Securities                 All Other
Principal                                                     Annual         Stock      Underlying      LTIP     Compensation
Position                   Year  Salary($)    Bonus($)  Compensation($)(7)  Awards($)   Options(8)   Payouts($)  ($)      (8)
----------                 ----  ---------    --------  ------------------  ---------   ---------    ---------   ------------
ReiJane Huai - Chairman,   1994   180,625        -0-        3,364,171          -0-       262,500        -0-         11,313
President, and Chief       1995   205,000        -0-          169,130          -0-       200,000        -0-         19,036
Executive Officer(1)(2)    1996   212,500        -0-        4,181,533          -0-            -0-       -0-         19,167

Elliot Levine - Executive  1994   170,833        -0-        3,918,556          -0-       187,500        -0-         23,400
Vice President, Senior     1995   180,000        -0-          707,939          -0-       100,000        -0-         23,281
Financial Officer and      1996   180,000        -0-          653,544          -0-            -0-       -0-         25,087
Treasurer(1)(3)

Alan Kaufman - Executive   1994   165,000        -0-        2,769,264          -0-       187,500        -0-          8,255
Vice President - Market-   1995   180,000        -0-               -0-         -0-       100,000        -0-          8,090
ing and Secretary(1)(4)    1996   180,000        -0-               -0-         -0-            -0-       -0-         12,009

Yuda Doron - Executive     1994   125,000        -0-               -0-         -0-            -0-       -0-          4,694
Vice President(1)(5)       1995   134,653    25,000                -0-         -0-       240,000        -0-          7,822
                           1996   187,680        -0-               -0-         -0-            -0-       -0-          8,360

Doris A. Granatowski -     1994        -0-       -0-               -0-         -0-            -0-       -0-              0
Executive Vice             1995   109,375    10,000                -0-         -0-        25,000        -0-          4,500
President(1)(6)            1996   179,166        -0-               -0-         -0-        70,000        -0-          9,440

--------------

(1) All of the executive employment agreements discussed herein provide that the executive officers receive the fringe benefits generally available to all employees of the Company and contain non-disclosure and non-competition provisions for the benefit of the Company.

(2) On September 5, 1991, Mr. Huai entered into a three-year employment agreement with the Company to serve as Vice President-Engineering. The agreement provides for a base annual salary of $140,000, with increases of $5,000 per annum under certain circumstances, and for a death benefit and severance payments equal to 50% of his current base salary. On October 7, 1993, the term of Mr. Huai's agreement was extended to September 5, 1997 and was further amended to provide that Mr. Huai shall serve as President and Chief Executive Officer of the Company at a base salary of $205,000 per annum. On April 29, 1996, the Board increased Mr. Huai's annual base salary to $250,000, effective May 1, 1996. As amended, the agreement no longer provides for $5,000 increases in base salary each year. Upon termination of his status as Chairman of the Company, Mr. Huai is entitled to lifetime medical benefits from the Company.

(3) On September 1, 1992, Mr. Elliot Levine entered into a three-year employment agreement with the Company to serve as a Vice President, Senior Financial Officer, and Treasurer of the Company. Mr. Levine's agreement provides for a base annual salary of $150,000, with increases of $10,000 per annum under certain circumstances. Mr. Levine's agreement provides for a death benefit and severance provision equal to 100% of his current base salary and provides for continuation of his spouse's major medical insurance benefits for a period of five years after his death. Mr. Levine also receives reimbursement in the amount of $12,000 per annum for split dollar life insurance premiums and $8,000 per annum for automobile expenses. On October 7, 1993, Mr. Levine's agreement was amended to provide that Mr. Levine shall serve as Executive Vice President, Senior Financial Officer, and Treasurer at a base salary of $180,000 per annum. As amended, the agreement no longer provides for $10,000 increases in base salary each year. On October 24, 1994, Mr. Levine's agreement was amended to provide for $13,500 per annum in reimbursement to Mr. Levine for split dollar life insurance premiums. On August 30, 1995, Mr. Levine's agreement was amended to provide for (a) an extension of the employment term to August 31, 1998, (b) $10,000 per annum in reimbursement to Mr. Levine for automobile expenses, (c) a death benefit of 150% of his current base salary, and (d) a continuation of his spouse's major medical insurance benefits for a period of ten years after his death.

(4) Mr. Alan Kaufman entered into a three-year employment agreement with the Company, effective January 1, 1993, to serve as a Vice President and Secretary of the Company. The agreement provides for a base annual salary of $140,000, with increases of $5,000 per annum under certain circumstances. Mr. Kaufman's employment agreement contains a death benefit and severance provision equal to 100% of his current base salary and provides for continuation of his spouse's major medical insurance benefits for a period of five years after his death. Mr. Kaufman also receives reimbursement in an amount equal to a maximum of $8,000 per annum for automobile expenses. On October 7, 1993, Mr. Kaufman's agreement was amended to provide that Mr. Kaufman shall serve as Executive Vice President and Secretary of the Company at a base salary of $180,000 per annum. As amended, the agreement no longer provides for $5,000 increases in base salary each year. On
    December 30, 1995, Mr. Kaufman's agreement was amended to provide for
    (a) an extension of the employment period to December 31, 1998, (b)
    $13,000 per annum in reimbursement to Mr. Kaufman for automobile expenses, (c) reimbursement annually of $13,500 for life insurance premium, (d) a death benefit of 150% of his current base salary and
    (e) continuation of his spouse's major medical insurance benefits for a period of ten (10) years after his death.

(5) On September 29, 1993, Mr. Doron entered into a three-year employment agreement with Cheycomm, to serve as Cheycomm's President. The agreement provided for a base salary of $125,000 per annum, a death and disability benefit equal to up to 50% of his base salary, payments not to exceed $1,708 per annum for a portion of life insurance policy premiums and $3,723 per annum for a portion of disability policy premiums, and $3,600 per annum for automobile expenses. On June 8, 1995, Mr. Doron entered into a new three-year employment agreement to serve as Executive Vice President of the Company and General Manager of the Netware Division. The agreement provides for a base salary of $180,000 per annum, a severance provision equal to 100% of his current base salary, payments not to exceed $2,562 per annum for a portion of life insurance policy premiums, and $5,585 per annum for a portion of disability policy premiums. Mr. Doron also receives reimbursement in the amount of $3,600 per annum for automobile expenses. On April 29, 1996 the Board increased Mr. Doron's annual base salary to $225,000, effective May 1, 1996.


(6) On November 16, 1994, Ms. Granatowski entered into an employment agreement with the Company to serve as a Vice President of the Company. The agreement provides for a base salary of $175,000. Ms. Granatowski's employment agreement contains a death benefit equal to 100%, and a severance provision equal to 30%, of her current base salary. Ms. Granatowski also receives $7,200 per annum for automobile expenses. On December 14, 1995, the Board promoted Ms. Granatowski to Executive Vice President. On April 29, 1996, the Board increased Ms. Granatowski's annual base salary to $200,000, effective May 1, 1996.

(7) Includes information regarding value realized (market value on date of exercise less exercise price) on stock options previously granted under the Company's option plans and exercised during the three fiscal years ended June 30, 1996 by the Named Executives.


(8) Includes car allowances, 401(k) matching contributions by the Company, and miscellaneous perquisites. Car allowances for fiscal 1996 for the Named Executives were as follows: Mr. Huai - $16,726, Mr. Levine - $9,661, Mr. Kaufman - $9,669, Ms. Granatowski - $7,200, and Mr. Doron - $3,600. 401(k) matching contributions for fiscal 1996 for the Named Executives were as follows: Mr. Huai - $2,441, Mr. Levine - $2,310, Mr. Kaufman - $2,310, Ms. Granatowski - $2,240, and Mr. Doron - $2,787. Reimbursement for split dollar life insurance premiums for fiscal 1996 for Mr. Levine - $13,116 and Mr. Doron - $1,974.

STOCK OPTION GRANTS

               The following table sets forth information concerning the grant of stock options made during the fiscal year ended June 30, 1996 to Ms. Granatowski, the only Named Executive receiving option grants during the fiscal year ended June 30, 1996:

                      OPTION/SAR GRANTS IN LAST FISCAL YEAR

                                     Individual Grants(1)
                      -----------------------------------------------------
                                                                                Potential Realizable Value
                                                                                  at Assumed Annual Rates
                                                                                of Stock Price Appreciation
                                  Percent of                                        For Option Term(2)
                      Number of     Total                                       ---------------------------
                     Securities    Options/
                     Underlying     SARs
                      Options/    Granted to
                        SARs      Employees    Exercise or
                      Granted     in Fiscal     Base Price       Expiration
Name                    (#)          Year        ($/Sh)             Date            5%($)       10%($)
----                  -------     ---------     ---------        ----------         -----       ------
ReiJane Huai (3)            0         N/A           N/A         N/A                     N/A            N/A
Elliot Levine               0         N/A           N/A         N/A                     N/A            N/A
Alan Kaufman                0         N/A           N/A         N/A                     N/A            N/A
Yuda Doron (4)              0         N/A           N/A         N/A                     N/A            N/A
Doris A. Granatowski   60,000         5.0%          $23.25      November 6, 2002   $568,200     $1,323,600
                       10,000         0.8%          $20.50      May 30, 2003        $83,500       $194,500

--------------

(1) The options in the table were granted on November 6, 1995 (in the case of the 60,000 options granted to Ms. Granatowski) and May 30, 1996 (in the case of the 10,000 options granted to Ms. Granatowski) under the Incentive Plan and have exercise prices equal to the fair market value of the Common Stock on the date of grant. The options become exercisable in 25% increments on the second and third anniversary dates of the grant date, and the remaining 50% becomes exercisable on the fourth anniversary date of the grant date.

(2) The potential realizable value assumes that the stock price increases from the date of grant until the end of the option term (7 years) at the annual rate of 5% and 10%. The assumed annual rates of appreciation are computed in accordance with the rules and regulations of the Securities and Exchange Commission (the "Commission"). No assurance can be given that the annual rates of appreciation assumed for the purposes of the table will be achieved, and actual results may be lower or higher. The closing price of the Common Stock on the American Stock Exchange on June 28, 1996 was $19.25.

(3) During the current fiscal year, on September 17, 1996, the Company granted Mr. Huai 150,000 options under the Non-Qualified Plan to purchase Common Stock at an exercise price of $20.25. Half of the options granted vest on the first anniversary of the grant and the remaining half vest on the second anniversary of the grant. The options expire on the seventh anniversary of the grant.

(4) During the current fiscal year, on September 17, 1996, the Company granted Mr. Duron 120,000 options under the Non-Qualified Plan to purchase Common Stock at an exercise price of $20.25. Half of the options granted vest on the first anniversary of the grant and the remaining half vest on the second anniversary of the grant. The options expire on the seventh anniversary of the grant.

STOCK OPTION EXERCISES

        The following table sets forth information concerning the exercise of stock options during the fiscal year ended June 30, 1996 by each of the Named Executives and the value of unexercised options at the fiscal year-end:

                   AGGREGATE OPTIONS/SAR EXERCISES IN LAST FISCAL YEAR
                               AND FY-END OPTION/SAR VALUES

                                              Number of Unexercised       Value of Unexercised
                   Shares                        Option/SARs at        In-the-Money Option/SARs at
                  Acquired                         FY-End (#)                FY-End ($) (1)
                     on          Value      --------------------------  --------------------------
    Name         Exercise(#)  Realized($)   Exercisable  Unexercisable  Exercisable  Unexercisable
------------     -----------  -----------   -----------  -------------  -----------  -------------
ReiJane Huai       224,705    4,181,533       241,667      220,833        433,333      866,667
Elliot Levine       52,500      653,544       158,333      129,167        216,667      433,333
Alan Kaufman           -0-          -0-       158,333      129,167        216,667      433,333
Yuda Doron             -0-          -0-       120,000      120,000        780,000      780,000
Doris A. Granatowski   -0-          -0-           -0-       95,000            -0-      165,625


---------
(1) Based on the fair market value per share of the Common Stock at year end, minus the exercise or base price on "in-the-money" options. The closing price of the Common Stock on the American Stock Exchange on June 28, 1996 was $19.25.

COMPENSATION OF DIRECTORS

               Directors of the Company who are not employees of the Company receive a directors' fee of $10,000 per annum, payable in installments of $2,500 per quarter, and a $1,000 fee for each Board meeting attended, plus expenses. Directors do not receive any fee for attending meetings of committees of the Board. The Company's 1992 Stock Option Plan for Outside Directors provides for automatic annual grants of options for 16,875 shares of Common Stock on each January 1 to directors who are not also employees of the Company. All options granted under the 1992 Stock Option Plan for Outside Directors are immediately exercisable, and the exercise price per share of each option will be equal to the fair market value of the shares of Common Stock on the date of grant.

               Former Chairmen of the Company (including Mr. Huai, upon termination of his status as Chairman) are entitled to lifetime medical benefits from the Company.

EMPLOYMENT AGREEMENTS

               The Company's employment agreements with the Named Executives are described in the footnotes to the Summary Compensation Table on pages A-6 and A-7 of this Information Statement.

CHANGE OF CONTROL EMPLOYMENT AGREEMENTS

               As of May 20, 1996, the Company has entered into individual Change of Control Employment Agreements (the "Agreements") with each of the Named Executives.(1)

--------------
(1) The Company also entered into similar agreement with certain other officers of the Corporation. Those Agreements generally have the same provisions as the Agreements
                                                            (footnote continued)

Each Agreement provides for the continued employment of the Named Executive during the three-year period (the "Employment") upon the occurrence (the "Effective Date") of a Change of Control (as defined in the Agreements) (A Change of Control, as defined in the Agreements, would occur upon the consummation of the Offer). During the Employment Period, the Company is obligated to pay to the Named Executive a monthly base salary equal to or greater than the highest monthly base salary paid to the Named Executive by the Company during the previous year, an annual bonus in cash at least equal to the highest aggregate bonus paid to the Named Executive in any of the three calendar years prior to the Effective Date (the "Highest Annual Bonus"), and incentive, savings, welfare benefit, fringe benefit and retirement plan participation at least equal to the most favorable which were in effect during the 120-day period prior to the Effective Date.

               If a Named Executive's employment is terminated by the Company during the Employment Period or in connection with or in anticipation of a Change of Control by the Company for any reason other than death, disability or Cause (as defined in the Agreements), or if the Named Executive terminates his employment for Good Reason (as defined in the Agreements) or voluntarily during the 30-day period beginning on the first anniversary of the Effective Date, the Company must pay to the Named Executive a lump sum severance payment equal to the sum of (a) the Named Executive's base salary through the date of termination, (b) a pro rata bonus for the year of termination based upon the Highest Annual Bonus, (c) three times the sum of the Named Executive's base salary, Highest Annual Bonus and annual car allowance and (d) unpaid deferred compensation and vacation pay. In addition, such Named Executive is entitled to payment in cash or stock equal to the spread on any then-unvested options (but not in excess of the fair market value of the options), to continued employee welfare benefits for three years after the date of termination, and to outplacement services. Finally, if any payment or distribution by the Company to the Named Executive is subject to the excise tax imposed by Section 4999 of the Internal Revenue Code, the Company will make an additional payment to the Named Executive in an amount such that after the payment of all income and excise taxes, the Named Executive will be in the same after-tax position as if no excise tax under Section 4999 of the Internal Revenue Code had been imposed.

               Benefits under the Agreements are in lieu of severance amounts payable under a Named Executive's employment agreement.

INDEMNIFICATION

               Section Nine of the Restated Certificate of Incorporation of the Company, limits the personal liability of directors of the Company and Section Seven of the By-Laws of the Company provides for indemnification of the officers and directors of the Company. A copy of such Article Nine of the Restated Certificate of Incorporation has been filed as Exhibit 6 to the Schedule 14D-9 and is incorporated herein by reference in its entirety. A copy of Section Seven of the By-Laws has been filed as Exhibit 7 to the Schedule 14D-9 and is incorporated herein by reference in its entirety.

--------------
(footnote continued)
described herein, but in some cases provide for smaller payments and fewer benefits upon a termination of employment following a Change of Control.

COMPENSATION COMMITTEE INTERLOCKS
AND INSIDER PARTICIPATION

               During the fiscal year ended June 30, 1996, the Compensation Committee consisted of Ms. Wachtel and Mr. Rubien. During fiscal 1996, none of the executive officers of the Company served on the board of directors or on the compensation committee of any other entity, any of whose officers served either on the Board or on the Compensation Committee of the Company.

                             COMPENSATION COMMITTEE
                        REPORT ON EXECUTIVE COMPENSATION

INTRODUCTION

               The Compensation Committee of the Board (the "Committee") is composed of non-employee directors, and is responsible for determining and administering the Company's compensation policies for the remuneration of the Company's senior management. The Committee annually evaluates individual and corporate performance from both a short-term and long-term perspective, and its recommendations regarding all members of senior management are subject to the approval of the full Board.

PHILOSOPHY

               The Company's executive compensation program is designed to reward and retain highly qualified executives, and to encourage the achievement of business objectives and superior corporate performance. The program seeks to foster a performance-oriented environment, to enhance management's long-term focus on maximizing stockholder value through equity-based incentives, and to adjust the variable portion of an executive's compensation based upon corporate and individual performance. In determining an executive's compensation, consideration is given to the employee's total compensation package, overall corporate financial performance, and the employee's role in attaining such results.

COMPONENTS OF EXECUTIVE COMPENSATION

               Historically, the Company's executive employees have received cash-based and equity-based compensation.

               CASH-BASED COMPENSATION: Base salary represents the primary cash component of an executive employee's compensation, and is determined by evaluating the responsibilities associated with an employee's position at the Company and the employee's overall level of experience. In addition, the Committee, in its discretion, may award bonuses. However, the Committee and the Board believe that the Company's management and employees are best motivated through stock option awards rather than solely through cash incentives.

               EQUITY-BASED COMPENSATION: Equity-based compensation principally has been in the form of stock options granted pursuant to the Incentive Plan and the Non-Qualified Plan. The Committee believes that stock options represent an important component of a well-balanced compensation program. Because stock option awards provide value only in the event of share price appreciation, stock options enhance management's focus on maximizing long-term stockholder value. Stock options serve to align the interests of executive officers closely with the stockholders because of the direct benefit executive officers receive from improved stock performance. Stock options provide a direct relationship between an executive's compensation and the stockholders' interests. Option awards to employees are based upon the evaluation of each employee's overall past and expected future contributions to the success of the Company.

COMPENSATION OF THE CHIEF EXECUTIVE OFFICER

               The philosophy and policies of the Compensation Committee generally applicable to the Company's senior management are applicable to the Chief Executive Officer.

SECTION 162(m)

               It is the Company's policy to seek to qualify compensation paid to executive officers for deductibility under Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Code"). This section of the Code prohibits the Company from deducting compensation to its Chief Executive Officer and its four other highest paid executive officers that is in excess of $1,000,000 per individual in any fiscal year, unless the compensation is "performance based". None of the Chief Executive Officer and the four other highest paid executive officers had cash compensation in excess of $1,000,000 for the fiscal year ended June 30, 1996.

              SECTION 16(a)  BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

               Section 16(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") requires the Company's executive officers and directors, and persons who own more than ten percent of a registered class of the Company's equity securities (the "Ten Percent Stockholders"), to file reports of ownership on Form 3 and reports of changes in ownership on Form 4 or Form 5 with the Commission. Executive officers, directors and the Ten Percent Stockholders are required to furnish the Company with copies of such reports. Based solely on its review of the copies of such Forms received by the Company, or written representations that no other reports were required, the Company believes that during the fiscal year ended June 30, 1996, the Company's executive officers, directors, and Ten Percent Stockholders complied with all applicable Section 16(a) filing requirements.

                           COMPARATIVE STOCK PERFORMANCE GRAPH

               The following is a graph comparing the annual percentage change in the cumulative total shareholder return of the Company's common stock with the cumulative total returns of the S&P 500 Index and The Peer Group Weighted Average Index for the Company's last five (5) fiscal years. The comparison assumes $100 invested in the Common Stock, the S&P 500 Index and a peer group index at the close of business on June 28, 1991 (the Company's fiscal year end), and that all the dividends were reinvested. The Peer Group is comprised of the following companies: Banyan Systems, Inc., Computer Associates International, Inc., Informix Corp., Microsoft Corp., Novell, Inc., Oracle Systems Corp., Sterling Software, Inc. and Symantec Corp.

             COMPARISON OF FIVE-YEAR CUMULATIVE TOTAL RETURNS AMONG CHEYENNE SOFTWARE, INC., S&P 500 INDEX AND PEER GROUP INDEX



                                6/28/91   6/30/92   6/30/93   6/30/94     6/30/95   6/28/96
                                -------   -------   -------   -------     -------   -------
Cheyenne Software, Inc.          100.00     154.7     590.7     239.1      527.3     541.4

Peer Group Weighted              100.00     167.6     231.2     258.5      433.1     573.0
  Average

S&P 500 Comp-Ltd                 100.00     113.4     128.9     130.7      164.8     207.6


                                                                         ANNEX B



                     [LETTERHEAD OF LAZARD FRERES & CO. LLC]

                                       October 7, 1996

Cheyenne Software, Inc.
The Board of Directors
3 Expressway Plaza
Roslyn Heights, NY  11577

Dear Members of the Board:

        We understand that Cheyenne Software, Inc. (the "Company"), Computer Associates International, Inc. (the "Acquiror") and a wholly-owned subsidiary of Acquiror (the "Merger Subsidiary") have entered into an agreement dated October 7, 1996 (the "Agreement") pursuant to which Merger Subsidiary will make a tender offer (the "Offer") for any and all shares of the Company's common stock, par value $0.01 per share (the "Shares"), at $30.50 per Share in cash. The Agreement also provides that, following consummation of the Offer, Merger Subsidiary will be merged with and into the Company in a transaction (the "Merger") in which each remaining Share will be converted into the right to receive $30.50 in cash.

        You have requested our opinion as to the fairness, from a financial point of view, of the proposed cash consideration to be received by the holders of the Shares (other than Acquiror and its affiliates) in the Offer and the Merger. In connection with this opinion, we have:

        (i)    reviewed the financial terms and conditions of the Agreement;

        (ii) analyzed certain historical business and financial information relating to the Company;

        (iii) reviewed certain financial forecasts and other data provided to us by the Company relating to its business;

        (iv) conducted discussions with members of the senior management of the Company with respect to its business and prospects;

        (v) reviewed public information with respect to certain other companies in lines of businesses we believe to be generally comparable to the business of the Company;

        (vi) reviewed the financial terms of certain business combinations involving companies in lines of business we believe to be generally comparable to the business of the Company;

        (vii) reviewed the historical stock prices and trading volumes of the Shares; and

        (viii) conducted such other financial studies, analyses and investigations as we deemed appropriate.

        We have relied upon the accuracy and completeness of the foregoing financial and other information, and have not assumed any responsibility for any independent verification of such information or any independent valuation or appraisal of any of the assets or liabilities of the Company. With respect to the financial forecasts referred to above, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of management of the Company as to the future financial performance of the Company. We assume no responsibility for and express no view as to such forecasts or the assumptions on which they are based.

        Further, our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof.

        In rendering our opinion, we have assumed that the Offer and the Merger will be consummated on the terms described in the Agreement that we reviewed, without any waiver of any material terms or conditions by the Company. We were not requested to, and did not, solicit third party indications of interest in acquiring the Company.

        Lazard Freres & Co. LLC is acting as financial advisor to the Company in connection with the Offer and the Merger and will receive a fee for our services, a substantial portion of which is contingent upon the consummation of the Offer.

        Our engagement and the opinion expressed herein are solely for the benefit of the Company's Board of Directors and are not on behalf of, and are not intended to confer rights or remedies upon, the Acquiror, Merger Subsidiary, any shareholders of the Company or Acquiror or any other person. It is understood that this letter may not be disclosed or otherwise referred to without our prior consent, except as may otherwise be required by law or by a court of competent jurisdiction.

        Based on and subject to the foregoing, we are of the opinion that the proposed cash consideration to be paid to the holders of the shares (other than Acquiror and its affiliates) pursuant to the Offer and the Merger is fair to such shareholders from a financial point of view.

                                                   Very truly yours,

                                                   LAZARD FRERES & CO. LLC

                                                   By  /s/ Gerald Rosenfeld
                                                     _________________________
                                                     Managing Director